Exhibit 99.1

Hut 8 Announces Certification as Authorized MicroBT Repair Centre for Canada

TORONTO, Sept. 14, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Hut 8 has achieved a strategic milestone in our relationship with MicroBT, with the execution of a Repair Services Agreement (the "Agreement"). The Agreement allows for Hut 8 to complete in-warranty work on MicroBT miners for all of North America on-site in Medicine Hat, Alberta. This arrangement is expected to provide long term financial benefits and strengthen relations between partners, while supporting a reduction in machine downtime for the Company.

Benefits to Hut 8 of this partnership with MicroBT include:

•	Access to replacement machine parts at cost
•	The ability to repair on-site reduces the downtime associated with the repair of miners for Hut 8 as well as our hosting clients; and,
•	Generating revenue with respect to both in and out of warranty repair services for MicroBT clients in North America and Northern Europe.

"We are thrilled to have this opportunity to deepen our relationship with MicroBT," said Jaime Leverton, Chief Executive Officer of Hut 8. "MicroBT is a preferred ASIC manufacturer and, in our view, one of the top Bitcoin mining machine manufacturers globally. This partnership also empowers our Alberta-based technicians to have greater access to the tools and resources they need to effectively and efficiently service our miners, maintain machine uptime, and be of greater service to our hosting clients and the Bitcoin mining community at large."

"MicroBT is pleased to announce the certification of Hut 8 as our authorized repair center in Canada," commented [Vincent Zhang, title] of MicroBT. "This authorized repair center status expands the valuable relationship between our companies and will ultimately allow Micro BT to better serve our many Whatsminer customers primary across North America aside from Hut 8."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About MicroBT:

MicroBT is a technology company which is based on block chain and artificial intelligence. Focusing on integrated circuit chip and products development, production and sales, and provide corresponding system solutions and technical services. MicroBT adheres the ideal "ultimate, win-win, integrity" to provide high quality products and service. Now MicroBT has passed the national high-tech enterprise certification. In addition to the current focus on the area of block chains, MicroBT is also responding to the national chip strategy. According to the company's development strategy and plan, MicroBT is planning to explore and extend its core R&D capabilities to other high-performance computing areas such as artificial intelligence through independent R&D and strategic cooperation.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" "predict" "can" "might" "likely" "potential" or similar expressions and includes, among others, benefits associated with a repair center certification.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking statements There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

• View original content: http://www.newswire.ca/en/releases/archive/September2021/14/c2376.html %SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com, Related Links: www.hut8mining.com

CO: Hut 8 Mining Corp

CNW 08:14e 14-SEP-21